[Letterhead of Sullivan & Cromwell LLP]

September 14, 2016

Via EDGAR

Anne Nguyen Parker,

Assistant Director,

Office of Transportation and Leisure,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-9303.

Re:	LSC Communications, Inc.
Amendment No. 5 to Form 10-12B
Filed September 9, 2016
File No. 001-37729

Dear Ms. Parker:

This letter responds to the comment letter (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 12, 2016, concerning Amendment No. 5 to the Registration Statement on Form 10 (the “Registration Statement”) of LSC Communications, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Registration Statement, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 5 to the Registration Statement, as filed on September 9, 2016 and page references in the responses refer to page numbers in the marked copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to Amendment No. 6 to the Registration Statement, as filed on September 14, 2016 (“Amendment No. 6”). To facilitate the Staff’s review, we have included in this letter the numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment. The responses to the Staff’s comments set forth below, as well as the changes in disclosure referenced in the responses, are the responses and changes of the Company, and we are providing them to you on its behalf.

Securities and Exchange Commission

September 14, 2016

Information Statement

Unaudited Pro Forma Combined Financial Information

Notes to Unaudited Pro Forma Combined Financial Information, page 65

1.	We note your revisions to (B); however, we reissue our comment. Please revise your footnote to disclose the pro forma adjustment related to deferred tax assets, including the calculation of how you arrived at the pro forma adjustment amount. Additionally, please tell us and disclose why the entire outstanding deferred income taxes liability balance at June 30, 2016 was eliminated for pro forma presentation purposes. Please include your basis for determining the adjustment is factually supportable as part of your response to us.

Company Response:

In response to the Staff’s comment and in order to more clearly disclose the pro forma adjustment related to deferred taxes, the Company has updated the disclosure in Amendment No. 6 on page 65 with respect to tickmark (B) as follows:

(B) The tax expense was calculated at an estimated marginal tax rate of 37.0% applied to the related pre-tax pro forma adjustments. The deferred tax impact from changes in temporary differences was calculated utilizing an estimated income tax rate of 39.0%. These rates reflect the U.S. marginal tax rate taking into consideration the nature of the adjustment. The pro forma adjustments reflect the tax impact of the other pro forma adjustments reflected within the balance sheet. The adjustments are summarized below:

Tax impact of pro forma adjustments:
Workers compensation in other noncurrent assets	$(1.0)
Removal of UK pension in other noncurrent assets	1.5
Short-term worker’s compensation liability	4.1
Pension liabilities	144.4
Long-term worker’s compensation liability	10.2

Deferred income tax adjustment	$159.2
Deferred income taxes – liability reclassification	(135.9)

Deferred income tax asset adjustment	$23.3

After consideration of the pro forma adjustments, deferred tax liabilities and assets net to a deferred tax asset in each jurisdiction. The net deferred tax asset is presented in accordance with ASC 740-10-45-6.

Securities and Exchange Commission

September 14, 2016

2.	Please revise footnote (C) and (D) to include a reconciliation of the weighted-average shares used in calculating basic and diluted per-share as of June 30, 2016 and December 31, 2015.

Company Response:

In response to the Staff’s comment and in order to more clearly explain the calculation of the basic and diluted per-share amounts as of June 30, 2016 and December 31, 2015, the Company has amended tickmarks (C) and (D) on pages 65 and 66 as follows:

(C) The weighted-average number of shares of LSC Communications common stock used to compute basic earnings per share for the year ended December 31, 2015 and for the six months ended June 30, 2016 is based on the weighted-average number of shares of RRD common stock outstanding for the year ended December 31, 2015 and the six-months ended June 30, 2016, respectively, assuming a Distribution Ratio of one share of LSC Communications common stock for every eight shares of RRD common stock outstanding and the retention by RRD of 19.25% ownership in LSC. The calculation of basic common shares outstanding is below.

Basic
Weighted-average of RRD common shares outstanding for the six months ended June 30, 2016	209.8 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of LSC common shares assumed to be issued from RRD stock	26.2 million
19.25% RRD ownership retention	6.3 million

Total weighted-average outstanding common shares	32.5 million
Weighted-average of RRD common shares outstanding for the year ended December 31, 2015	205.6 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of LSC common shares assumed to be issued from RRD stock	25.7 million
19.25% RRD ownership retention	6.1 million

Total weighted-average outstanding common shares	31.8 million

The actual number of shares of LSC Communications common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

(D) The weighed-average number of shares of LSC Communications common stock used to compute diluted earnings per share is based on the weighted average number of diluted shares of RRD common stock for the year ended December 31, 2015 and the six months ended June 30, 2016, respectively. The calculation of diluted shares outstanding is below.

Securities and Exchange Commission

September 14, 2016

Diluted
Weighted average of RRD common shares outstanding for the six months ended June 30, 2016	211.4 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of LSC common shares assumed to be issued from RRD stock	26.4 million
19.25% RRD ownership retention	6.3 million

Total weighted-average outstanding common shares	32.7 million
Weighted average of RRD common shares outstanding for the year ended December 31, 2015	206.8 million
Distribution Ratio: one share of LSC common stock for every eight shares of RRD common stock (1/8 = .125 per share)	.125

Weighted-average number of LSC common shares assumed to be issued from RRD stock	25.9 million
19.25% RRD ownership retention	6.2 million

Total weighted-average outstanding common shares	32.1 million

The actual number of shares of LSC Communications common stock will be dependent upon the number of shares of RRD common stock outstanding on the record date.

3.	Please refer to (J). Your response indicates that the pro forma adjustment of $34.5 million, representing a payment to RRD, is based on the company’s historical working capital needs and determined by a target amount set by the separation and distribution agreement. We note from your response you expect the target amount to be $50 million at separation. Please revise adjustment (J) to disclose this information and explain why the pro forma cash and cash equivalent balance at June 30, 2016 is substantially lower than the target of $50 million pursuant to the terms of the separation and distribution. Also, as it appears the cash amount is based on current assumptions regarding the cash target, please tell us the nature of the assumptions and why you believe the adjustment is factually supportable.

Company Response:

The Company respectfully advises the Staff that RRD, LSC Communications and Donnelley Financial Solutions, Inc. have continued to adjust the respective target cash amount as additional information has become available and working capital needs have been further refined. The cash target was initially provided in Amendment No. 3 as $50 million, but was subsequently amended to $30 million in Amendment Nos. 4 and 5. The pro forma financial information included in Amendment Nos. 4, 5 and 6 reflect this revised $30 million amount. The Company submits that this amount is factually supportable as this is included in Section 3.4(a) of the Separation and Distribution Agreement (Cash Adjustment), the form of which is attached to Amendment No. 5 and which the parties expect to execute prior to the Distributions. In response to the Staff’s comment, the Company has revised tickmark (J) on page 67 as follows:

(J) Reflects cash to be transferred to RRD in order to arrive at the agreed-upon cash needed for working capital purposes pursuant to the Separation and Distribution Agreement. The Separation and Distribution Agreement also includes a provision for RRD to make a future cash payment to LSC no later than six months following the Separation. Based on current assumptions, a receivable of $10.0 million has been included in the pro forma adjustments related to this amount.

Securities and Exchange Commission

September 14, 2016

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies, page 66

4.	Given the significance of the pension liabilities recorded in pro forma adjustment (G), please revise your pro forma contractual obligations table to include this liability.

Company Response:

In response to the Staff’s comments, the Company has revised the pro forma contractual obligations table in the row “Pension and other postretirement benefits plan contributions” on page 67 to reflect the pension liability as if the separation of the pension plan had taken place at December 31, 2015. As noted in tickmark (C) to the table, the Company has estimated cash payments for 2016 and 2017, and the remaining obligation has been included in the “Thereafter” column as the Company is unable to reasonably estimate the amounts of cash payments in any subsequent years, in each case based upon information currently available to the Company. The revised table is included below.

Pro Forma Contractual Cash Obligations and Other Commitments and Contingencies

The following table summarizes payments due under our significant contractual commitments as of December 31, 2015 on a pro forma basis to reflect the issuance of debt and expected pension liability as if it had taken place at December 31, 2015:

	Payments Due In
	Total	2016	2017	2018	2019	2020	Thereafter
	(in millions)
Pro forma debt(a)	$825.0	$21.3	$21.3	$21.3	$21.3	$21.3	$718.5
Multi-employer pension plan withdrawal obligations	142.2	9.2	9.2	9.2	9.2	9.2	96.2
Operating leases(b)	87.3	24.9	21.9	13.0	10.0	6.0	11.5
Deferred compensation	18.4	3.0	5.5	2.5	0.2	0.7	6.5
Pension and other postretirement benefits plan contributions(c)	380.4	5.8	0.6	—	—	—	374.0
Incentive compensation	8.2	8.2	—	—	—	—	—
Capital leases(d)	5.2	2.6	2.6	—	—	—	—
Outsourced services	1.6	1.1	0.4	0.1	—	—	—
Other(e)	30.7	29.7	0.3	0.3	0.4	—	—

Total as of December 31, 2015	$1,499.0	$105.8	$61.8	$46.4	$41.1	$37.2	$1,206.7

(a)	Amounts presented relate to the principal amounts of the expected debt and exclude the related interest expense that will be paid when due, fair value adjustments, discounts, premiums and loan origination fees.
(b)	Operating leases include obligations to landlords.
(c)	Pension plan contributions are an estimate for 2016 and 2017. Amounts presented in the “Thereafter” column reflect the expected pension liability which is to be transferred upon Separation.
(d)	Amounts represent the expected cash payments of our capital leases, which includes interest expense.
(e)	Other represents employee restructuring-related severance payments ($13.1 million) and purchases of property, plant and equipment ($10.6 million). Additionally, the Company has included $4.6 million of uncertain tax liabilities that are classified as current liabilities in the Combined Balance Sheets as payments due in 2016.

Securities and Exchange Commission

September 14, 2016

* * * * * *

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact the undersigned at (212) 558-3275 or by email (cohena@sullcrom.com).

Sincerely,

/s/ Audra D. Cohen
Audra D. Cohen

cc:	Heather Clark
Jean Yu
Donald E. Field
(Securities and Exchange Commission)

Suzanne S. Bettman
(LSC Communications, Inc.)

Daniel N. Leib
(R. R. Donnelley & Sons Company)

James M. Shea, Jr.
(Sullivan & Cromwell LLP)